FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 7 OS Awarded Common Criteria EAL4+ Certification	2
2.	Research In Motion Expands BlackBerry 7 Portfolio with the New BlackBerry Bold 9790 and BlackBerry Curve 9380 Smartphones	3

3.	Research In Motion Introduces the New BlackBerry Bold 9790 Smartphone in Indonesia	2

Document 1

November 14, 2011

FOR IMMEDIATE DISTRIBUTION

BlackBerry 7 OS Awarded Common Criteria EAL4+ Certification

Waterloo, ON– Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) today announced that BlackBerry® smartphones running on the BlackBerry® 7 Operating System (OS) have been independently evaluated by a third-party Common Criteria evaluation facility and meet the security criteria for evaluation assurance level (EAL) 4+.

The Common Criteria is an international standard for validating that products meet specific security requirements. Widely respected for its extensive and comprehensive evaluation by an independent third party, EAL4+ accreditation examines a product’s design, software development methodology, and security mechanisms. EAL4+ is the highest level of accreditation under the Common Criteria Recognition Arrangement (CCRA) by 26 countries.

“Security is one of the most important considerations for enterprise customers and we are proud that BlackBerry 7 OS has earned this rigorous certification,” said Scott Totzke, Senior Vice President, BlackBerry Security at RIM. “RIM is renowned as a market leader in the delivery of secure mobile solutions, and this achievement helps to provide our customers globally with continued confidence in deploying BlackBerry solutions throughout their organizations.”

As a market leader in the area of information assurance and compliance, RIM is committed to independent, third party security testing and certifications of BlackBerry products. RIM is active in the Cryptographic Module Validation Program in North America, United Kingdom CESG Assisted Product Service (CAPS) and International Common Criteria evaluation scheme. BlackBerry® Enterprise Server has been previously awarded EAL4+ certification and the BlackBerry Enterprise Solution has also been previously approved for storing and transmitting sensitive data by the North Atlantic Treaty Organization (NATO) as well as government organizations in the United States, Canada, the United Kingdom, Austria, Australia and New Zealand.

The EAL4+ certification for the BlackBerry® Bold™ 9900, BlackBerry® Torch™ 9810, BlackBerry® Torch™ 9860 and BlackBerry® Curve™ 9360 smartphones based on BlackBerry 7 OS is posted on the Common Criteria Portal (http://www.commoncriteriaportal.org/products). EAL4+ certification for other BlackBerry 7 OS smartphones including the BlackBerry Bold 9930, BlackBerry Torch 9850, BlackBerry Curve 9350, BlackBerry Curve 9370 and Porsche Design P’9981 Smartphone from BlackBerry are expected early next year.

To find out more about BlackBerry security certifications please visit www.blackberry.com/go/security.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5613

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

16:00 JKT, 15 November 2011

Research In Motion Expands BlackBerry 7 Portfolio with the New BlackBerry Bold 9790 and BlackBerry Curve 9380 Smartphones

Jakarta, Indonesia and Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced two new smartphones based on the BlackBerry® 7 operating system (OS) – the BlackBerry® Bold™ 9790 and BlackBerry® Curve™ 9380.

The new smartphones offer impressively slim and stylish designs with enhanced communications, multimedia, productivity and social connectivity features. The BlackBerry Bold 9790 is both powerful and compact, offering users a fully loaded, high performance smartphone with the dual benefits of a high resolution touch display and a highly tactile keyboard. The BlackBerry Curve 9380 is the first-ever BlackBerry® Curve™ smartphone with a touch display. It continues to deliver the powerful social experiences, ease-of-use and smaller handset size that distinguish the BlackBerry Curve family, while also offering Curve users the choice of a larger display and an all-touch design.

"We are very excited to expand the BlackBerry 7 portfolio with the new BlackBerry Bold 9790 and BlackBerry Curve 9380,” said Carlo Chiarello, Senior Vice President, Handheld Product Management at Research In Motion. “BlackBerry smartphones offer a uniquely refined mobile communications experience that people love and we think many customers will be thrilled by the faster performance, beautiful touch displays and compact designs available with these new BlackBerry 7 based models.”

BlackBerry Bold 9790 Smartphone with Touch Display and Keyboard
True to the BlackBerry Bold brand, the new BlackBerry Bold 9790 smartphone is powerful, full-featured and built with premium materials and finishes. It combines a high-resolution and highly responsive touch display with a highly tactile keyboard and a precise optical trackpad, but comes in a narrow design that is easy to carry and exceptionally comfortable to hold.  With the BlackBerry 7 OS and powerful 1 GHz processor, the BlackBerry Bold 9790 delivers fast, smooth performance for browsing the web, running apps, working with documents, and enjoying multimedia. It includes 8GB of onboard memory and an expandable memory card slot that supports up to 32 GB of additional storage.

All-Touch BlackBerry Curve 9380 Smartphone
The finely crafted BlackBerry Curve 9380 is the first all-touch smartphone in the BlackBerry Curve family. It features a highly responsive and brilliant 3.2” high resolution display and comes with preinstalled social networking apps, including BBM™ (BlackBerry® Messenger), Facebook®, Twitter™ and Social Feeds apps, that offer a fun, easy and smoothly integrated mobile experience. This compact and stylish handset also features a 5MP camera with flash and video recording, allowing users to easily capture and share their favorite moments with family, friends and colleagues.

Powerful BlackBerry 7 OS

The BlackBerry Bold 9790 and BlackBerry Curve 9380 are both powered by the new BlackBerry 7 OS, which delivers a faster and richer user experience with improved browsing, voice-activated searches, and support for Augmented Reality and NFC (Near Field Communications). It also includes the ability to manage personal content separately from corporate content, and comes with a variety of personal and productivity apps out of the box.

BlackBerry 7 also introduces an enhanced browser that provides a significantly faster, more fluid web browsing experience. The browser includes a new JIT (just in time) JavaScript compiler to improve the load time speed of web pages and it offers optimized HTML5 performance for incredible gaming and video experiences. The popular universal search capability has also been enhanced with support for voice-activated search, so users can simply speak to begin searching their device and the web for information.

The BlackBerry Bold 9790 and BlackBerry Curve 9380 smartphones include built-in support for Augmented Reality and NFC, allowing users to connect with the world around them in fresh new ways. With the Wikitude Augmented Reality application, users can find nearby BBM (BlackBerry Messenger) contacts in real-time, read reviews on restaurants close to them, or get the story behind an interesting landmark and points of interest. NFC also enables many new and exciting capabilities, including the ability to make mobile payments, pair accessories or read SmartPoster tags with a simple tap of the smartphone.

BlackBerry 7 includes a number of preinstalled applications and integrated functionality for increasing productivity and easy sharing and collaboration right out of the box. The Premium version of Documents To Go is included free of charge, offering users powerful document editing features as well as a native PDF document viewer. BlackBerry® Protect is pre-loaded*, offering customers the peace of mind that personal data can be backed up and secured in the cloud.  BlackBerry® Balance is integrated in BlackBerry 7, allowing users to enjoy the full BlackBerry smartphone experience for both work and personal purposes without compromising the IT department’s need for advanced security and IT controls. The Social Feeds (2.0) app has been extended to capture updates from media and favorites all in one consolidated view. The Facebook for BlackBerry smartphones (2.0) app introduces features like Facebook chat and BBM integration that makes it easier for users to connect with their Facebook friends in real time.

Availability

The BlackBerry Bold 9790 and BlackBerry Curve 9380 smartphones will begin to be available from various carriers around the world over the coming weeks. Availability dates for specific devices from specific carriers will be announced in conjunction with RIM’s partners.

Additional Information

For additional information please visit www.blackberry.com

Note to Editors:

For devices images and more details, visit the BlackBerry 7 Virtual Press Room at: www.rim.com/newsroom/blackberry7

* BlackBerry Protect will be pre-loaded where available. Check with your local operator for availability.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 3

16:00 JKT, 15th November 2011

Research In Motion Introduces the New BlackBerry Bold 9790 Smartphone in Indonesia

Jakarta, Indonesia - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced plans to launch the new BlackBerry® Bold™ 9790 smartphone in Indonesia. The powerful BlackBerry Bold 9790 features a compact design and offers users a fully loaded, high performance smartphone with the dual benefits of a high resolution touch display and a highly tactile keyboard. The new smartphone will be available in Indonesia later this month and will be priced at 4,599,000IDR from authorized partners: PT. Teletama Artha Mandiri, PT. Comtech Cellular, and PT. Selular Media Infotama.

"Indonesia is an important market for RIM and we are very excited to introduce the new BlackBerry Bold 9790 smartphone here first,” said Gregory Wade, Regional Managing Director at RIM. “The BlackBerry Bold 9790 combines a fluid touch display with the iconic BlackBerry keyboard in an impressively slim and stylish design. It’s powered by the new BlackBerry 7 operating system and delivers a truly outstanding mix of communications, multimedia, productivity and social connectivity features.”

True to the BlackBerry Bold brand, the new BlackBerry Bold 9790 smartphone is powerful, full-featured and built with premium materials and finishes. It combines a high-resolution and highly responsive touch display with a highly tactile keyboard and a precise optical trackpad, but comes in a narrow design that is easy to carry and exceptionally comfortable to hold.  With the BlackBerry 7 OS  and powerful 1 GHz processor, the BlackBerry Bold 9790 delivers fast, smooth performance for browsing the web, running apps, working with documents, and enjoying multimedia. It includes 8GB of onboard memory and an expandable memory card slot that supports up to 32 GB of additional storage.

BlackBerry 7 also introduces an enhanced browser that provides a significantly faster, more fluid web browsing experience. The browser includes a new JIT (just in time) JavaScript compiler to improve the load time speed of web pages and it offers optimized HTML5 performance for incredible gaming and video experiences. The popular universal search capability has also been enhanced with support for voice-activated search, so users can simply speak to begin searching their device and the web for information.

The BlackBerry Bold 9790 smartphone includes built-in support for Augmented Reality and NFC, allowing users to connect with the world around them in fresh new ways. With the Wikitude Augmented Reality application, users can find nearby BBM™ (BlackBerry® Messenger) contacts in real-time, read reviews on restaurants close to them, or get the story behind an interesting landmark and points of interest. NFC also enables many new and exciting capabilities, including the ability to make mobile payments, pair accessories or read SmartPoster tags with a simple tap of the smartphone.

A consumer launch event will be held on 25th November in the south lobby of the Pacific Place Shopping Mall, Jakarta for people who want to be the first to own a the new BlackBerry Bold 9790. From the 26th November, customers can purchase the BlackBerry Bold 9790 from authorized BlackBerry retailers across Indonesia.

For more information please visit http://id.blackberry.com/Bold9790 or www.facebook.com/BlackBerryID

Note to Editors:

For device images and more details, visit the BlackBerry 7 Virtual Press Room at: www.rim.com/newsroom/blackberry7

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 15, 2011	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations